Exhibit 77(l)

                         Change in Accounting Principle

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Change in  Accounting  Principle -  Effective  April 1, 2001,  the Fund  adopted provisions required by the new AICPA Audit and Accounting Guide for Investment Companies issued in November 2000. The Fund began amortizing premium and accreting discount on debt securities and began classifying gains and losses from paydown transactions on mortgage and asset backed securities as investment income or loss for financial reporting purposes. The Fund retroactively computed the amortized cost of the debt securities held at the beginning of the current fiscal year based upon the original acquisition date of the securities. The gross amount of premium and discount calculated was $606,379 and $665,858, respectively, which resulted in a net increase of the amortized cost of securities of $59,479. During the six-month period ended September 30, 2001 net investment income decreased $47,022 and net realized and unrealized gain (loss) increased $47,022 due to a net amortization of market premium.